UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 2019

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐         No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐         No ☒

Results Report

1Q19

April 24, 2019

Contact in Santiago, Chile
Andrés Wainer, Chief Financial Officer
Ignacio Morales, Finance and Treasury Manager
(56-2) 2338-0520 / andina.ir@koandina.com

Conference call details

Thursday, April 25, 2019
11:00 am Chile – 11:00 am EST

Dial-In Participants

U.S.A. 1 (877) 830-2576
International (outside U.S.A.) 1 (785) 424-1726
Access code: ANDINA

Replay

U.S.A. 1-844-488-7474
International (outside U.S.A.) 1-862-902-0129
Access code: 60532279
Replay available until May 9, 2019

Audio

Available at www.koandina.com
Friday, April 26, 2019

Coca-Cola ANDINA

EXECUTIVE SUMMARY

Consolidated Sales Volume for the quarter was 197.5 million unit cases, decreasing 3.1% regarding the same quarter of the previous year

Quarterly consolidated results were significantly impacted by the depreciation of local currencies, especially the Argentine peso and the Brazilian real, regarding the reporting currency. Isolating this effect, i.e., on a currency-neutral basis*, Company figures are the following:

• Consolidated Net Sales amounted to CLP 541,946 million, an increase of 12.9% during the quarter.

• Consolidated Operating Income(1) amounted to CLP 81,261 million, an increase of 6.7% during the quarter.

• Consolidated Adjusted EBITDA(2) reached CLP 112,181 million, an increase of 11.2% during the quarter.

• Net Income attributable to the owners of the controller increased 31.1% during the quarter, reaching CLP 55,067 million.

Company figures reported are the following:

• Consolidated Net Sales reached CLP 447,263 million during the quarter, a 6.8% decrease regarding the same quarter of the previous year.

• Consolidated Operating Income(1) reached CLP 67,758 million during the quarter, representing an 11.0% decrease regarding the same quarter of the previous year.

•                  Consolidated Adjusted EBITDA(2) decreased by 7.1% regarding the same quarter of the previous tear, reaching CLP 93,701 million during the quarter. Adjusted EBITDA Margin reached 20.9%, a contraction of 7 basis points regarding the same quarter of the previous year.

• Net Income attributable to the owners of the controller for the quarter reached CLP 46,115 million, which represents a 9.8% increase regarding the same quarter of the previous year.

Comment of the Chief Executive Officer, Mr. Miguel Ángel Peirano

“In this first quarter of the year, we have had significant advances in several strategic projects. In Argentina, we started operating a canning line, which allows us to be more competitive in this type of packaging, because before we had to purchase the finished product from third parties. In the case of Brazil, we began commercializing mineral water produced in Duque de Caxias, with substantially lower costs than we had before, and recorded a 59.2% growth in this category. In Chile, we have already started distributing some Guallarauco tetra packaging products, with very good results.  Finally, in Argentina, Brazil and Chile, we advanced in the labelling of a single REFPET bottle, which will allow us to improve productivity in both logistics and production in the coming months, as well as greater flexibility to perform reformulations and optimize the use of packaging, reducing costs.

This quarter’s results, as well as those of the second half of 2018, have been adversely affected by the situation in Argentina. The prevailing recession in that country has resulted in significant volume declines, whose effect on results we have managed to partially mitigate by strict cost control and increasing our price level in real terms. It should be noted that, despite this situation, we have increased our market share in all the categories where we participate. In addition, the strong devaluation of the Argentine peso has negatively affected our results reported in Chilean pesos.”

* Currency-neutral for the first quarter of 2019 is calculated using the same relation of local currencies regarding the Chilean peso than that of the first quarter of 2018.

(1) Operating Income considers Revenues, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with Chile’s Financial Market Commission and set in accordance to IFRS.

(2) Adjusted EBITDA considers Revenues, Cost of Sales, Distribution Costs and Administrative Expenses included in the Financial Statements filed with Chile’s Financial Market Commission and set in accordance to IFRS, plus Depreciation.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

www.koandina.com

CONSOLIDATED RESULTS: 1st Quarter 2019 vs. 1st Quarter 2018

Figures of the following analysis are set according to IFRS, in nominal Chilean pesos, both for consolidated results and for the results of each of our operations. All variations regarding 2018 are nominal. It is worth mentioning that the devaluation of local currencies regarding the U.S. dollar has a negative impact on our dollarized costs and that the devaluation of local currencies with respect to the Chilean peso has a negative impact on the consolidation of figures. The following table shows the exchange rates used:

	Local currency/USD		CLP/Local currency
	(Average exchange rate)		(Average exchange rate*)
Exchange rates used	1Q18	1Q19	1Q18	1Q19
Argentina	19.70	39.10	29.95	15.65
Brazil	3.24	3.77	185.51	176.82
Chile	602	667	N.A	N.A
Paraguay	5,578	6,076	0.11	0.11

*Except Argentina, where the closing exchange rate is used, pursuant to IAS 29.

Consolidated Sales Volume during the quarter was 197.5 million unit cases, representing a 3.1% decrease regarding the same period of 2018, explained by the volume decrease of the operation in Argentina, which was partly offset by volume increases in the operations of Brazil, Chile and Paraguay.

Consolidated Net Sales reached CLP 447,263 million, a 6.8% decrease, mainly explained by the negative effect of translating figures of our operation in Argentina and by the already mentioned decrease in volumes, partly offset by price increases carried out in the four operations.

Consolidated Cost of Sales decreased by 2.7%, which is mainly explained by the already mentioned decrease in sales volume and by the effect of translating figures from our subsidiaries in Argentina and Brazil.  This was partially offset by the devaluation of the Argentine peso, the Brazilian real and the Chilean peso, impacting dollarized costs, and by a greater cost of PET resin in Argentina, Chile and Paraguay.

Consolidated Distribution Costs and Administrative Expenses decreased by 12.4%, which is mainly explained by the effect of translating figures from our subsidiaries in Argentina and Brazil, as well as by other operating income classified under this item, which recorded an increase regarding the previous year.

The previously-mentioned effects let to a consolidated Operating Income of CLP 67,758 million, an 11.0% decrease. Operating Margin was 15.1%.

Consolidated Adjusted EBITDA reached CLP 93,701 million, decreasing by 7.1%. Adjusted EBITDA Margin was 20.9%, a contraction of 7 basis points.

Net Income attributable to the owners of the controller during the quarter was CLP 46,115 million, a 9.8% increase and Net Margin reached 10.3%, an expansion of 156 basis points.

ARGENTINA: 1st Quarter 2019 vs. 1st Quarter 2018

The average quarterly exchange rate ARS/USD was 39.10, which is compared with an average quarterly exchange rate ARS/USD of 19.70 in 1Q18. The depreciation of local currencies with respect to the U.S. dollar has a negative impact on our dollarized costs. In addition, pursuant to IAS 29, the translation of figures from local currency to the reporting currency was performed using the closing exchange rate for the conversion to Chilean pesos of 15.65 CLP/ARS, which is compared to closing exchange rate of 29.95 CLP/ARS in 1Q18, thereby generating a negative impact on the consolidation of figures. The figures for Argentina in local currency referred to in this section both for 2018 as well as 2019, are expressed in currency of March 2019.

Sales Volume for the quarter decreased by 17.7%, reaching 49.0 million unit cases, explained by a volume reduction in all categories. Our soft drinks market share reached 63.7 points, increasing 130 basis points with respect to the same period of the previous year. Worth mentioning is that, after the significant devaluation of the Argentine peso, there was a strong consumption contraction, which has continued to affect our sales.

Net Sales reached CLP 96,688 million, decreasing 32.9%, mainly explained by the negative effect upon translation of figures. In local currency they decreased by 15.7%, which was explained by the already mentioned volume decrease, partially offset by the implementation of price increases above local inflation.

Cost of Sales decreased 29.5%, mainly explained by the negative effect upon translation of figures. In local currency they decreased by 11.4%, which is mainly explained by the drop in volumes sold, partly offset by (i) the effect of the devaluation of the Argentine peso on our dollarized costs, and (ii) the greater cost of PET resin.

Distribution Costs and Administrative Expenses decreased 35.8% in the reporting currency, also mainly explained by the negative effect upon translation of figures. In local currency, they decreased by 19.5%, which is mainly explained by (i) the effect of lower volumes in distribution expenses, (ii) increased labor expenses and services provided by third parties below local inflation, and (iii) other operating income classified under this item, which recorded an increase regarding the same quarter of the previous year.

The foregoing effects led to an Operating Income of CLP 12,622 million, a 37.6% decrease. Operating Margin was 13.1%. In local currency Operating Income decreased 21.1%.

Adjusted EBITDA amounted to CLP 17,735 million, a 31.6% decrease. Adjusted EBITDA Margin was 18.3%, an expansion of 35 basis points. On the other hand, in local currency Adjusted EBITDA decreased by 14.5%.

BRASIL: 1st Quarter 2019 vs. 1st Quarter 2018

The average quarterly exchange rate BRL/USD was 3.77, which is compared with an average quarterly exchange rate BRL/USD of 3.24 in 1Q18. The depreciation of local currencies with respect to the U.S. dollar has a negative impact on our dollarized costs. Translation of figures from local currency to the reporting currency was performed using the average exchange rate for the conversion to Chilean pesos of 176.82 CLP/BRL, which is compared with 185.51 CLP/BRL in 1Q18. Therefore, there is a negative impact on the consolidation of figures.

Sales Volume for the quarter reached 66.0 million unit cases increasing by 2.0%, explained by the volume increase in the soft drinks, water and beer categories, which was partially offset by a decrease in the category for juices. Our soft drinks market share in our Brazilian franchises reached 62.1 points, without variation regarding the same period of the previous year(1).

Net Sales reached CLP 155,276 million, an increase of 3.5%, mainly explained by the already mentioned volume increase, partly offset by the effect upon translation of figures. Net Sales in local currency increased by 8.4%, which was mainly explained by increased volumes as well as by an increase in the average net price of soft drinks.

Cost of sales increased 6.2%, while in local currency it increased 11.3%, which is mainly explained by (i) the negative effect over our dollarized costs of the devaluation of the Brazilian real against the U.S. dollar, (ii) a greater cost of concentrate, given the price increases carried out, (iii) a shift in the mix towards products carrying a higher unit cost, and (iv) higher depreciation.

Distribution Costs and Administrative Expenses decreased 5.1% in the reporting currency. In local currency, they decreased by 0.7%, which is mainly explained by other operating income recorded under this item, which recorded an increase regarding the previous year.  This was partially offset by greater distribution freight costs.

The foregoing effects led to an Operating Income of CLP 27,123 million, a 5.4% increase. Operating Margin was 17.5%. In local currency, Operating Income increased by 10.5%.

Adjusted EBITDA amounted to CLP 34,208 million, a 6.4% increase regarding the previous year. Adjusted EBITDA Margin was 22.0%, an expansion of 61 basis points. In local currency, Adjusted EBITDA increased by 11.5%.

CHILE: 1st Quarter 2019 vs. 1st Quarter 2018

The average quarterly exchange rate CLP/USD was 667, which compares to an average quarterly exchange rate CLP/USD of 602 in 1Q18. The depreciation of local currencies with respect to the U.S. dollar has a negative impact on our dollarized costs.

During the quarter, Sales Volume reached 64.5 million unit cases, representing a 4.9% increase, explained by the increase in all categories, specially water. On the other hand, soft drinks market share, compared to the same quarter of the previous year, dropped 80 basis points reaching 66.6 points.

Net Sales reached CLP 156,876 million, a 6.2% growth, mainly explained by the already mentioned volume increase, as well as by an increase in average prices.

(1)  Since the information for Brazil for March is not yet available as of the publication date of this report, soft drinks market share for Brazil corresponds to that accumulated until February 2019. Comparisons likewise are made with respect to the accumulated market share until February of 2018.

Cost of Sales increased by 9.9%, mainly explained by (i) the shift in the mix towards sugar free products or with low sugar contents which have a greater concentrate cost, (ii) the negative effect over our dollarized costs of the depreciation of the Chilean peso, and (iii) the greater cost of PET resin. This was partially offset by the lower cost of sugar, and the lower use of this raw material because of the shift in the mix towards sugar free products and given the reformulations we have carried out.

Distribution Costs and Administrative Expenses increased by 8.5%, which is mainly explained by higher distribution expenses given the increase of volumes sold, and by greater labor expenses.

The aforementioned effects led to an Operating Income of CLP 20,455 million, 11.3% lower when compared to the previous year. Operating Margin was 13.0%.

Adjusted EBITDA reached CLP 31,917 million, a 4.2% decrease. Adjusted EBITDA Margin was 20.3%, a reduction of 221 basis points.

PARAGUAY: 1st Quarter 2019 vs. 1st Quarter 2018

The average quarterly exchange rate PYG/USD was 6,076, compared to an average quarterly exchange rate PYG/USD of 5,578 in 1Q18. The depreciation of local currencies with respect to the U.S. dollar has a negative impact on our dollarized costs. The translation of figures from local currency to the reporting currency was performed using the average exchange rate of 0.11 CLP/PGY for the translation to Chilean pesos, very similar to the exchange rate of 1Q18.

Sales Volume during the quarter reached 18.0 million unit cases, an increase of 0.1%, explained by an increase in the sales volume of waters, partially offset by drop in the volume sold of soft drinks and juices. Our soft drinks market share reached 71.2 points during the quarter; 25 basis points higher compared to the previous year.

Net Sales reached CLP 38,928 million, reflecting a 2.2% increase. Net Sales in local currency increased 0.4%, which was explained by the already mentioned increase in Sales Volume, as well as by price increases.

Cost of Sales in the reporting currency increased by 1.6%. In local currency it decreased 0.2%, which is mainly explained by decreased sugar and fructose prices, which was partially offset by a greater cost of PET resin.

Distribution Costs and Administrative Expenses increased by 2.2%, and in local currency they increased by 0.3%. This is mainly explained by higher labor and distribution freight expenses, which was partially offset by other operating income classified under this item, which recorded an increase compared to the previous year.

The aforementioned effects led to an Operating Income of CLP 8,656 million, higher by 3.9% when compared to the previous year. Operating Margin was 22.2%. In local currency Operating Income increased by 2.2%.

Adjusted EBITDA reached CLP 10,940 million, a 2.4% increase and Adjusted EBITDA Margin was 28.1%, an expansion of 6 basis points. In local currency Adjusted EBITDA increased by 0.7%.

NON-OPERATING RESULTS FOR THE QUARTER

Net Financial Income and Expense account recorded an expense of CLP 9,991 million, which is compared to the CLP 10,126 million expense for the same quarter of the previous year. The decrease is mainly due to the partial refinancing of a bond issued in the United States in October 2018, for a bond issued in Chile in UF at a lower interest rate.

Results by Investment in Related Companies account went from a CLP 947 million gain to a CLP 616 million gain, which is explained by lower earnings in Brazilian equity investees.

Other Income and Expenses account recorded a CLP 2,200 million loss, which is compared to a CLP 6,516 million loss regarding the same quarter of the previous year, which variation is mainly explained by lower contingency provisions in Brazil.

Results by Adjustment Units and Exchange Rate Differences account went from a CLP 279 million loss to a CLP 428 million gain. This gain is mainly explained by the lower inflation recorded in 2019 compared to 2018, affecting the restatement of the Company’s debt which is expressed in UF.

Income Tax went from -CLP 17,602 million to -CLP 9,960 million, a decrease that is mainly explained by lower operating income compared to 2018, and the positive effect on deferred taxes generated by the tax reassessment of fixed assets in Argentina, which resulted in lower income tax as of March 2019.

CONSOLIDATED BALANCE SHEET

The balance of assets and liabilities as of the closing dates of these financial statements are:

	12.31.2018	03.31.2019	Variation
Assets	CLP million	CLP million	CLP million
Current assets	481,586	444,118	-37,469
Non-current assets	1,732,918	1,700,815	-32,104
Total Assets	2,214,505	2,144,932	-69,572

	12.31.2018	03.31.2019	Variation
Liabilities	CLP million	CLP million	CLP million
Current liabilities	419,862	342,979	-76,883
Non-current liabilities	930,928	924,412	-6,516
Total Liabilities	1,350,790	1,267,391	-83,399

	12.31.2018	03.31.2019	Variation
Equity	CLP million	CLP million	CLP million
Non-controlling interests	19,902	20,117	216
Equity attributable to the owners of the controller	843,813	857,425	13,611
Total Equity	863,715	877,542	13,827

At the closing of March, with regard to the closing of 2018, the Argentine peso, the Brazilian real and the Paraguayan guarani depreciated against the Chilean peso, by 17.7%, 3.0% and 6.2%, respectively. This generated a decrease in assets, liabilities and equity accounts, due to the effect of translation of figures.

Assets

Total assets decreased by CLP 69,572 million, 3.1% compared to December 2018.

Current assets decreased by CLP 37,469 million, 7.8% compared to December 2018, which is mainly explained by a decrease in Trade Accounts and Other Accounts Receivable Current (-CLP 42,104 million) mainly due to seasonal factors, since we are comparing against December 2018, the month with higher sales in the year, and thus, with high accounts receivable compared to an average month. In addition to a decrease in Cash and Cash Equivalents (-CLP 15,743 million). The mentioned decreases are partially offset by an increase in Other Non-Financial Assets Current (CLP 21,863 million), due to the reclassification of anticipated payments to suppliers of Trade Accounts and Other Accounts Receivable Current, to this account.

On the other hand, non-current assets decreased by CLP 32,104 million, 1.9% compared to December 2018, which is mainly explained by the decrease of Intangible Assets other than Goodwill (-CLP 15,791 million) explained by the effect of translation of the distribution rights in our subsidiaries, due to the depreciation of their currencies regarding the Chilean peso.

In addition, Property, Plant and Equipment decreased by CLP 8,818 million, due to the effect of translation of figures (-CLP 29,053 million) and depreciation (-CLP 25,417 million), which were partially offset by investments (CLP 17,979 million), mainly new packaging and cases, and other production investments, and by the effect of adopting IAS 16 on this account beginning January 1, 2019, which resulted in recognizing CLP 19,575 million in right of use.

Liabilities and Equity

In total, liabilities decreased by CLP 83,399 million, 6.2% compared to December 2018.

Current liabilities decreased by CLP 76,883 million, 18.3% regarding December 2018, which is mainly explained by the decrease in Trade Accounts and Other Accounts Payable Current (-CLP 40,268 million), mainly due to seasonal factors, considering that December is the month with highest sales in the year, and thus, with high accounts payable to suppliers. In addition, the decrease of Other Financial Liabilities, current (-CLP 21,502 million) due to the payment of interim dividends in January 2019.  Added to the mentioned decreases is the decrease in Current Provisions for Employee Benefits (-CLP 13,147 million) given that the majority of employees go on vacation during the first months of the year.

On the other hand, non-current liabilities decreased by CLP 6,516 million, 0.7% compared to December 2018, mainly explained by the decrease in Deferred Tax Liabilities (-CLP 6,676 million) explained by the tax revaluation on fixed assets in Argentina.

As for equity, it increased by CLP 13,827 million, 1.6% compared to December 2018, explained by Retained Earnings (CLP 57,095 million) resulting from earnings obtained during the period (CLP 46,115 million) and from price-level restatements (monetary correction) of opening balances in Argentina, pursuant to IAS 29 (CLP 10.980 million). The increase of Retained Earnings was partially offset by the decrease of Other Reserves (-CLP 43,484 million) mainly resulting from the effect of translation of figures from foreign subsidiaries upon consolidation, due to exchange rate variations.

FINANCIAL ASSETS AND LIABILITIES

Total financial assets amounted to USD 312 million. Excluding the market valuation effect of Cross Currency Swaps (“CCS”), financial assets amounted to USD 180 million, which are invested in time deposits and short-term fixed income mutual funds. In terms of exposure to currency, without considering derivatives, financial assets are 51.3% denominated in Chilean pesos, 24.6% in Brazilian real, 14.3% in Paraguayan guarani, 8.6% in U.S. dollars, and 1.2% in Argentine pesos

Financial debt level reached USD 1,140 million, of which USD 364 million correspond to a bond in the international market, USD 677 million to bonds in the local Chilean market, and USD 99 million to bank debt. Financial debt, including the CCS effect, is denominated 59.7% in UF, 36.5% in Brazilian real, 2.9% in Chilean pesos, 0.7% in U.S. dollars, 0.1% in Argentine pesos and 0.1% in Paraguayan guarani.

The Company’s Net Debt, including the aforementioned CCS effect, reached USD 828 million.

CASH FLOW

	03.31.2018	03.31.2019	Variation
Cash Flow	CLP million	CLP million	CLP million	%
Operating	32,745	39,991	7,246	22.13%
Investment	-22,613	-28,234	-5,622	24.86%
Financing	-29,384	-25,527	3,858	-13.13%
Net Cash Flow for the period	-19,252	-13,770	5,482	-28.47%

During the present period, the Company generated a negative cash flow of CLP 13,770 million, with the following breakdown:

Operating activities generated a positive net cash flow of CLP 39,991 million, which is higher than the CLP 32,745 million recorded in the same period of 2018, which is mainly due to higher collections from clients partially offset by higher payments to suppliers.

Investment activities generated a negative cash flow of CLP 28,234 million, with a negative variation of CLP 5,622 million compared to the previous year, which is mainly explained by lower financial investment redemptions.

Financing activities generated a negative cash flow of CLP 25,527 million, with a positive variation of CLP 3,858 million compared to the previous year, which is mainly explained by lower loan payments in Argentina.

MAIN INDICATORS

INDICATOR	Definition	Unit	Mar 19	Dec 18	Mar 18	Mar 19 vs Dec 18		Mar 19 vs Mar 18

LIQUIDITY
Current Liquidity	Current Asset	Times	1.3	1.1	1.3	12.9%		-1.8%
	Current Liability
Acid Ratio	Current Asset - Inventory	Times	0.9	0.8	0.9	8.8%		-4.6%
	Current Liability

ACTIVITY
Investments		CLP million	37,555	128,909	22,823	-70.9%		64.5%
Inventory Turnover	Cost of Sales	Times	1.7	6.8	1.9	-74.7%		-10.3%
	Average Inventory

INDEBTEDNESS
Indebtedness Ratio	Total Liabilities	Times	1.4	1.6	1.4	-7.7%		6.8%
	Minority Interest + Equity
Financial Expenses Coverage	EBIT*	Times	3.9	4.0	6.9	-1.6%		-43.3%
	Fin. Expenses — Fin. Income
Net Debt/Adjusted EBITDA	Net Debt	Times	1.7	1.7	5.5	5.2%		-68.1%
	Adjusted EBITDA*

PROFITABILITY
On Equity	Net Income for the fiscal year*	%	11.8%	11.8%	5.0%	0.0	pp	6.8	pp
	Average Equity
On Total Assets	Net Income for the Fiscal year*	%	4.6%	4.5%	2.0%	0.2	pp	2.6	pp
	Average Assets

*Value corresponds to the sum of the last 12 moving months.

Liquidity

Current Liquidity recorded a positive variation of 12.9% regarding December 2018, explained by the 18.3% decrease in current liabilities during this period, which is explained by the decrease in Trade Accounts and Other Accounts Payable Current, due to seasonal factors, considering that December is the month with the highest sales of the year, and thus, a month with high accounts payable to suppliers. The previous was partially offset by the 7.8% decrease in current assets.

The Acid Ration recorded an 8.8% increase regarding December 2018, due to the above-mentioned reasons in addition to a slight decrease in inventories (-0.6%) during the period, due to higher inventories at the closing of 2018, explained by a greater stock of raw materials of the operations in Paraguay and Argentina, and of finished product inventories of the operation in Chile. Current assets excluding inventories recorded a 11.1% decrease when compared to 2018.

Activity

Investments reached CLP 37,555 million as of the closing of March 2019, representing a 64.5% increase compared to the same period of 2018. Of the total for 2019, CLP 19.575 million correspond to the effect of adopting IAS 16, since the standard requires recognize that amount in right of use.

Inventory Turnover reached 1.7x, recording a 10.3% decrease versus the same period of 2018, mainly because the average inventory increased by 8.4% versus the same period of 2018.

Indebtedness

Indebtedness ratio reached 1.4x as of the closing of March 2019, representing a 7.7% decrease regarding the closing of December 2018. This is mainly due the 6.2% decrease in total liabilities compared against December 2018, as previously mentioned this is mainly explained by greater Trade Accounts and Other Accounts Payable Current, due to seasonal factors.

The Financial Expenses Coverage indicator records a 1.6% decrease when compared against December 2018, mainly due to lower EBIT  (-1.8%).

Net Debt/Adjusted EBITDA was 1.7x, which represents a 5.2% increase versus December 2018. The foregoing mainly due to the 2.9% increase of Net Debt compared to December 2018, mainly explained by the decrease in Cash and Cash Equivalents. In addition to the 2.2% decrease in Adjusted EBITDA.

Profitability

Profitability on Equity reached 11.8% with no variation regarding December 2018. This result is because Net Income for the period and Average Equity increased similarly, by 4.3% and by 4.0%, respectively. On the other hand, Profitability on Total Assets was 4.6%, 0.2 percentage points higher than the indicator measured in December 2018, mainly explained by the increase in Net Earnings for the Fiscal Year.

MARKET RISK ANALYSIS

The Company’s risk management is the responsibility of the office of the Chief Executive Officer, (through the areas of Corporate Management Control, Sustainability and Risks, which depends on the office of the Chief Financial Officer), as well as each of the management areas of Coca-Cola Andina. The main risks that the Company has identified and that could possibly affect the business are as follows:

Relationship with The Coca-Cola Company

A large part of the Company’s sales derives from the sale of products whose trademarks are owned by The Coca-Cola Company, which has the ability to exert an important influence on the business through its rights under the Licensing or Bottling Agreements. In addition, we depend on The Coca-Cola Company to renew these Bottling Agreements.

Non-alcoholic beverage business environment

Consumers, public health officials, and government officials in our markets are increasingly concerned about the public health consequences associated with obesity, which can affect demand for our products, especially those containing sugar.

The Company has developed a large portfolio of sugar-free products and has also made reformulations to some of its sugary products, significantly reducing sugar contents of its products.

Raw material prices and exchange rate

Many raw materials are used in the production of beverages and packaging, including sugar and PET resin, the prices of which may present great volatility. In the case of sugar, the Company sets the price of a part of the volume that it consumes with some anticipation, in order to avoid having large fluctuations of cost that cannot be anticipated.

In addition, these raw materials are traded in dollars; the Company has a policy of hedging a portion of the dollars it uses to buy raw materials in the futures market.

Instability in the supply of utilities

In the countries in which we operate, our operations depend on a stable supply of utilities and fuel. Power outages or water shut-offs may result in service interruptions or increased costs. The Company has mitigation plans to reduce the effects of eventual outages or shut-offs.

Economic conditions of the countries where we operate

The Company maintains operations in Argentina, Brazil, Chile and Paraguay. The demand for our products largely depends on the economic situation of these countries. Moreover, economic instability can cause depreciation of the currencies of these countries, as well as inflation, which may eventually affect the Company’s financial situation.

New tax laws or modifications to tax incentives

We cannot ensure that any government authority in any of the countries in which we operate will not impose new taxes or increase existing taxes on our raw materials, products or containers. Likewise, we cannot assure that these authorities are going to uphold and/or renew tax incentives that currently benefit some of our operations.

The possible termination of the Heineken product distribution agreement in Brazil

In July 2017 Heineken Brazil notified the termination of the agreement according to which Rio de Janeiro Refrescos Ltda. commercializes and distributes Heineken brand beers in our franchise territories in Brazil. Rio de Janeiro Refrescos Ltda. understands that the expiration of this agreement is scheduled for the year 2022, which is why we submitted this dispute to an arbitration process. While we continue to commercialize the aforementioned products, and Heineken Brazil is still required to distribute its products through The Coca-Cola System during the course of the arbitral procedure indicated above, the final result is subject to uncertainty, and it is not possible for us to predict its final resolution. An unfavorable outcome of this arbitration process could result in the termination of the agreement according to which Rio de Janeiro Refrescos Ltda. commercializes and distributes Heineken brand beers, which could produce a significant adverse effect on our business in Brazil.

A devaluation of the currencies of the countries where we have our operations, with regard to the Chilean peso, can negatively affect the results reported by the Company in Chilean pesos

The Company reports its results in Chilean pesos, while a large part of its revenues and adjusted EBITDA comes from countries that use other currencies. If the currencies of these countries depreciate against the Chilean peso, this would have a negative effect on the results of the Company, upon the translation of results into Chilean pesos.

The imposition of exchange controls could restrict the entry and exit of funds to and from the countries in which we operate, which could significantly limit our financial capacity

The imposition of exchange controls in the countries in which we operate could affect our ability to repatriate profits, which could significantly limit our ability to pay dividends to our shareholders. Additionally, it may limit the ability of our foreign subsidiaries to finance payments of U.S. dollar denominated liabilities required by foreign creditors.

A more detailed analysis of business risks is available in the Company’s 20-F and Annual Report, available on our website.

RECENT EVENTS

The following resolutions were adopted at the General Shareholders’ Meeting held on April 17, 2019, among others:

1.              The approval of the Annual Report, Financial Statements for the fiscal year 2018; as well as the Report of Independent Auditors with respect to the previously mentioned Financial Statements;

2.              The approval of earnings distribution and dividend payments;

3.              The approval of Company dividend distribution policy and the distribution and payment procedures utilized;

4.              The approval of compensation for Directors and members of the Directors’ Committee pursuant to Chilean Corporate Law and members of the Audit Committee established pursuant to the Sarbanes-Oxley Act; establish their operating budget, as well as their annual report and expenses incurred by both Committees;

5.              The appointment of Ernst & Young as the Company’s independent auditors for the fiscal year 2019;

6.              The appointment of Fitch Chile Clasificadora de Riesgo Limitada and ICR Compañía Clasificadora de Riesgo as the Company’s local rating agencies and Fitch Ratings, Inc. and Standard Poor’s Global Ratings as the Company’s international rating agencies, for the year 2019;

7.              The approval of the report on Board agreements in accordance with articles 146 and forward of Chilean Corporate Law, regarding operations that took place after the last General Shareholders’ Meeting; and,

8.              The appointment of Diario Financiero, as the newspaper where notices and shareholders’ meetings announcements should be published.

Regarding number 2 above, the Shareholders’ Meeting approved payment of a Final Dividend on account of 2018 Fiscal Year and an Additional dividend on account of retained earnings in the following amounts:

Final Dividend

CLP 21.50 (twenty one point fifty Chilean pesos) per each Series A Shares; and

CLP 23.65 (twenty-three point sixty five Chilean pesos) per each Series B Shares

Payment of this final dividend will be available beginning May 30, 2019. The Shareholders’ Registry will close on the fifth business day prior to payment date.

Additional Dividend

CLP 21.50 (twenty one point fifty Chilean pesos) per each Series A Shares; and

CLP 23.65 (twenty-three point sixty five Chilean pesos) per each Series B Shares.

Payment of this additional dividend will be available beginning August 29, 2019. The Shareholders’ Registry will close on the fifth business day prior to payment date.

Coca-Cola Andina is among the three largest Coca-Cola bottlers in Latin America, servicing franchised territories with almost 52.6 million people, delivering 750.6 million unit cases or 4,262 million liters of soft drinks, juices, and bottled waters during 2018. Coca-Cola Andina has the franchise to produce and commercialize Coca-Cola products in certain territories in Argentina (through Embotelladora del Atlántico), in Brazil (through Rio de Janeiro Refrescos), in Chile, (through Embotelladora Andina) and in all of Paraguay (through Paraguay Refrescos). The Chadwick Claro, Garcés Silva, Hurtado Berger, Said Handal and Said Somavía families control Coca-Cola Andina in equal parts. The Company’s proposal to generate value is being a leader in the non-alcoholic beverages market, developing a relationship of excellence with consumers of its products, as well as with its employees, customers, suppliers and with its strategic partner Coca-Cola. For more company information visit www.koandina.com.

This document may contain projections reflecting Coca-Cola Andina’s good faith expectation and are based on currently available information. However, the results that are finally obtained are subject to diverse variables, many of which are beyond the Company’s control and which could materially impact the current performance. Among the factors that could change the performance are: the political and economic conditions on mass consumption, pricing pressures resulting from competitive discounts of other bottlers, weather conditions in the Southern Cone and other risk factors that would be applicable from time to time and which are periodically informed in reports filed before the appropriate regulatory authorities, and which are available on our website.

Embotelladora Andina S.A.

First Quarter Results for the period ended March 31. Reported figures, IFRS GAAP (with IAS 29).

(In nominal million Chilean pesos, except per share)

	January-March 2019					January-March 2018
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	64.5	66.0	49.0	18.0	197.5	61.5	64.7	59.5	18.0	203.7	-3.1%

Net sales	156,876	155,276	96,688	38,928	447,263	147,712	150,095	144,041	38,090	479,831	-6.8%
Cost of sales	(93,386)	(95,400)	(50,895)	(22,256)	(261,431)	(84,973)	(89,865)	(72,165)	(21,914)	(268,811)	-2.7%
Gross profit	63,490	59,876	45,793	16,672	185,832	62,740	60,230	71,877	16,176	211,020	-11.9%
Gross margin	40.5%	38.6%	47.4%	42.8%	41.5%	42.5%	40.1%	49.9%	42.5%	44.0%
Distribution and administrative expenses	(43,035)	(32,753)	(33,171)	(8,016)	(116,975)	(39,679)	(34,503)	(51,648)	(7,848)	(133,678)	-12.5%

Corporate expenses (2)					(1,099)					(1,185)	-7.3%
Operating income (3)	20,455	27,123	12,622	8,656	67,758	23,061	25,726	20,228	8,328	76,159	-11.0%
Operating margin	13.0%	17.5%	13.1%	22.2%	15.1%	15.6%	17.1%	14.0%	21.9%	15.9%
Adjusted EBITDA (4)	31,917	34,208	17,735	10,940	93,701	33,316	32,154	25,917	10,680	100,882	-7.1%
Adjusted EBITDA margin	20.3%	22.0%	18.3%	28.1%	20.9%	22.6%	21.4%	18.0%	28.0%	21.0%

Financial (expenses) income (net)					(9,991)					(10,126)	-1.3%
Share of (loss) profit of investments accounted for using the equity method					616					947	-34.9%
Other income (expenses) (5)					(2,200)					(6,516)	-66.2%
Results by readjustement unit and exchange rate difference					428					(279)	-253.5%

Net income before income taxes					56,611					60,185	-5.9%

Income tax expense					(9,960)					(17,602)	-43.4%

Net income					46,651					42,583	9.6%

Net income attributable to non-controlling interests					(536)					(581)	-7.7%
Net income attributable to equity holders of the parent					46,115					42,002	9.8%
Net margin					10.3%					8.8%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					48.7					44.4
EARNINGS PER ADS					292.3					266.2	9.8%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

First Quarter Results for the period ended March 31. Reported figures, IFRS GAAP (with IAS 29).

(In nominal million US$, except per share)

Exch. Rate : 666.78	Exch. Rate : 601.76

	January-March 2019					January-March 2018
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	64.5	66.0	49.0	18.0	197.5	61.5	64.7	59.5	18.0	203.7	-3.1%

Net sales	235.3	232.9	142.5	58.4	668.3	245.5	249.4	238.7	63.3	796.6	-16.1%
Cost of sales	(140.1)	(143.1)	(75.0)	(33.4)	(391.5)	(141.2)	(149.3)	(119.4)	(36.4)	(446.2)	-12.3%
Gross profit	95.2	89.8	67.5	25.0	276.8	104.3	100.1	119.3	26.9	350.3	-21.0%
Gross margin	40.5%	38.6%	47.4%	42.8%	41.4%	42.5%	40.1%	50.0%	42.5%	44.0%
Distribution and administrative expenses	(64.5)	(49.1)	(48.9)	(12.0)	(174.6)	(65.9)	(57.3)	(85.6)	(13.0)	(222.1)	-21.4%

Corporate expenses (2)					(1.6)					(2.0)	-16.3%
Operating income (3)	30.7	40.7	18.6	13.0	101.3	38.3	42.8	33.7	13.8	126.6	-20.0%
Operating margin	13.0%	17.5%	13.1%	22.2%	15.2%	15.6%	17.1%	14.1%	21.9%	15.9%
Adjusted EBITDA (4)	47.9	51.3	26.1	16.4	140.1	55.4	53.4	43.1	17.7	167.7	-16.5%
Adjusted EBITDA margin	20.3%	22.0%	18.3%	28.1%	21.0%	22.6%	21.4%	18.1%	28.0%	21.1%

Financial (expenses) income (net)					(15.0)					(16.8)	-10.9%
Share of (loss) profit of investments accounted for using the equity method					0.9					1.6	-41.2%
Other income (expenses) (5)					(3.3)					(10.8)	-69.8%
Results by readjustement unit and exchange rate difference					0.6					(0.5)	-232.9%

Net income before income taxes					84.6					100.1	-15.5%

Income tax expense					(15.0)					(29.2)	-48.8%

Net income					69.6					70.9	-1.8%

Net income attributable to non-controlling interests					(0.8)					(1.0)	-16.7%
Net income attributable to equity holders of the parent					68.8					69.9	-1.6%
Net margin					10.3%					8.8%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.1					0.1
EARNINGS PER ADS					0.4					0.4	-1.6%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

First Quarter Results for the period ended March 31, 2019.

(In local nominal currency of each period, except Argentina (3))

	January-March 2019					January-March 2018
	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$		Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$		Paraguay Million G$
	Nominal	Nominal	Nominal	IAS29	Nominal	Nominal	Nominal	Nominal	IAS 29	Nominal
Total beverages volume (Million UC)	64.5	66.0	49.0	49.0	18.0	61.5	64.7	59.5	59.5	18.0

Net sales	156,876	876.7	5,940.1	6,177.2	354,575	147,712	809.1	4,577.8	7,323.7	353,045
Cost of sales	(93,386)	(538.7)	(2,923.1)	(3,251.5)	(202,722)	(84,973)	(484.2)	(2,258.2)	(3,669.5)	(203,109)
Gross profit	63,490	338.0	3,017.0	2,925.8	151,853	62,740	324.8	2,319.7	3,654.3	149,936
Gross margin	40.5%	38.6%	50.8%	47.4%	42.8%	42.5%	40.1%	50.7%	49.9%	42.5%
Distribution and administrative expenses	(43,035)	(184.6)	(1,984.8)	(2,114.6)	(72,960)	(39,679)	(186.0)	(1,549.2)	(2,626.0)	(72,733)

Operating income (1)	20,455	153.4	1,032.2	811.1	78,892	23,061	138.8	770.4	1,028.3	77,203
Operating margin	13.0%	17.5%	17.4%	13.1%	22.2%	15.6%	17.2%	16.8%	14.0%	21.9%
Adjusted EBITDA (2)	31,917	193.4	1,175.2	1,126.6	99,698	33,316	173.5	873.7	1,317.7	99,000
Adjusted EBITDA margin	20.3%	22.1%	19.8%	18.2%	28.1%	22.6%	21.4%	19.1%	18.0%	28.0%

(1) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(2) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(3) Argentina 2019 figures are also presented in accordance to IAS 29, in March 2019 currency. 2018 figures are also presented in accordance to IAS 29, in March 2019 currency.

Embotelladora Andina S.A.

Consolidated Balance Sheet

(In million Chilean pesos)

				Variation %
ASSETS	03-31-2019	12-31-2018	03-31-2018	12-31-2018	03-31-2018

Cash + Time deposits + market. Securit.	122,252	138,222	120,684	-11.6%	1.3%
Account receivables (net)	139,925	183,564	181,276	-23.8%	-22.8%
Inventories	150,467	151,320	146,947	-0.6%	2.4%
Other current assets	31,473	8,481	10,660	271.1%	195.2%
Total Current Assets	444,118	481,586	459,567	-7.8%	-3.4%

Property, plant and equipment	1,533,005	1,680,024	1,385,947	-8.8%	10.6%
Depreciation	(831,051)	(969,253)	(684,841)	-14.3%	21.3%
Total Property, Plant, and Equipment	701,953	710,771	701,106	-1.2%	0.1%

Investment in related companies	101,535	102,411	86,570	-0.9%	17.3%
Goodwill	112,863	117,229	122,781	-3.7%	-8.1%
Other long term assets	784,463	802,507	763,800	-2.2%	2.7%
Total Other Assets	998,861	1,022,147	973,150	-2.3%	2.6%

TOTAL ASSETS	2,144,932	2,214,505	2,133,824	-3.1%	0.5%

				Variation %
LIABILITIES & SHAREHOLDERS’ EQUITY	03-31-2019	12-31-2018	03-31-2018	12-31-2018	03-31-2018

Short term bank liabilities	21,167	21,543	26,872	-1.7%	-21.2%
Current portion of bonds payable	15,224	20,664	14,667	-26.3%	3.8%
Other financial liabilities	5,958	1,665	1,974	257.8%	201.8%
Trade accounts payable and notes payable	248,440	283,938	254,033	-12.5%	-2.2%
Other liabilities	52,190	92,052	50,966	-43.3%	2.4%
Total Current Liabilities	342,979	419,862	348,512	-18.3%	-1.6%

Long term bank liabilities	1,737	2,439	11,294	-28.8%	-84.6%
Bonds payable	691,071	700,327	640,292	-1.3%	7.9%
Other financial liabilities	26,107	13,797	13,858	89.2%	88.4%
Other long term liabilities	205,497	214,364	212,529	-4.1%	-3.3%
Total Long Term Liabilities	924,412	930,928	877,974	-0.7%	5.3%

Minority interest	20,117	19,902	22,466	1.1%	-10.5%

Stockholders’ Equity	857,425	843,813	884,872	1.6%	-3.1%

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	2,144,932	2,214,505	2,133,824	-3.1%	0.5%

Financial Highlights

(In million Chilean pesos)

	Accumulated
ADDITIONS TO FIXED ASSETS	03-31-2019	12-31-2018	03-31-2018
Chile	22,701	37,602	6,632
Brazil	8,482	47,444	9,790
Argentina	5,089	29,571	5,009
Paraguay	1,283	14,292	1,392
Total	37,555	128,909	22,823

DEBT RATIOS	03-31-2019	12-31-2018	03-31-2018
Financial Debt / Total Capitalization	0.46	0.47	0.44
Financial Debt / Adjusted EBITDA L12M	8.12	2.34	7.03
Adjusted EBITDA* L12M+Interest Income/Interest Expense L12M	8.59	5.98	9.17

* Includes interest income

L12M: Last twelve months

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Andrés Wainer
Name:	Andrés Wainer
Title:	Chief Financial Officer

Santiago, April 24, 2019